Dolan Media Company
1200 Baker Building
706 Second Avenue South
Minneapolis, MN 55402
July 30, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Attention: Rolaine Bancroft

Re:	Dolan Media Company Registration Statement on
Form S-1 Registration No. 333-142372
Dear Ms. Bancroft:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dolan Media Company (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) may be declared effective on August 1, 2007, at 4:00 p.m., Washington, D.C. time, or as soon thereafter as possible, subject to prior telephone confirmation.
     As per the Commission’s request, the Company hereby represents to the Commission that (i) should the Commission, or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such filing and (ii) it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Very truly yours, DOLAN MEDIA COMPANY
By:	/s/ James P. Dolan
	Name:	James P. Dolan
Its: President and Chief Executive Officer

cc:	Gunjali B. Trikha, The New York Stock Exchange
Walter E. Weinberg
Adam R. Klein
Robert S. Risoleo